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                                                            EXHIBIT (a)(1)(xiii)

[3D SYSTEMS LOGO]
                                  NEWS RELEASE


                                                           FOR IMMEDIATE RELEASE

CONTACT:
Jeff Krinks, Public Relations Manager (3D Systems)
(661) 295-5600, ext. 2910
krinksj@3dsystems.com

Trudy Self, Self & Associates (3D Systems)
(818) 880-5437
tmself@aol.com

Geoff Kreiger (DTM Corp.)
(512) 339-2922
marketing@dtm-corp.com


                     3D SYSTEMS AND DTM EXTEND TENDER OFFER
                  TO DISCUSS POTENTIAL SETTLEMENT ALTERNATIVES


     VALENCIA, Calif., and AUSTIN, Texas, June 18, 2001 -- 3D Systems Corp. (Nasdaq: TDSC) and DTM Corporation (Nasdaq: DTMC) today announced that they have agreed to extend the expiration date of the tender offer for all the outstanding shares of common stock of DTM until midnight Eastern Daylight time on Tuesday, July 10, 2001. The tender offer had been scheduled to expire at midnight Eastern Daylight time, on Monday, June 18, 2001.

     3D Systems and DTM agreed to extend the tender offer in part to pursue a possible settlement of the civil action filed by the Antitrust Division of the U.S. Department of Justice on June 6, 2001. 3D Systems and DTM are actively pursuing these discussions.

     "We are working with the Justice Department in an effort to reach a settlement that will enable us to move forward and complete the proposed merger with DTM," said Brian K. Service, 3D Systems' president and chief executive officer.


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3D Systems and DTM Extend Tender Offer to Discuss Potential Settlement
Alternatives 2-2-2

      John S. Murchison, III, DTM's president and chief executive officer, stated, "We remain committed to a transaction with 3D Systems and are continuing to support 3D Systems in its efforts to obtain the necessary approvals."

ABOUT 3D SYSTEMS

      3D Systems provides solid imaging products and services that substantially reduce the time and cost required to design, test and manufacture products. The company's systems utilize patented technologies that create physical objects from digital input.

      3D Systems currently offers the ThermoJet(R) office printer and SLA(R) industrial systems, which include proprietary software and materials. Product pricing in the U.S. begins at $49,995 for the company's entry-level printer and extends up to $799,000 for its feature-rich industrial SLA 7000 system. The company also licenses the 3D Keltool(R) process, a complementary application that produces injection molding and die casting inserts from SLA system master patterns. In February 2001, 3D Systems announced it acquired OptoForm, a French company that developed stereolithography systems that use paste materials. In April 2001, the company announced the signing of a definitive merger agreement to purchase DTM Corporation, contingent upon certain conditions. Based in Valencia, Calif., 3D Systems was founded in 1986 and is recognized as the world technology and market leader in solid imaging. For additional information, visit the company's website at www.3dsystems.com or phone 888/337-9786, ext. 777. For an investor packet, call the company's shareholder communications service at 800/757-1799.


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3D Systems and DTM Extend Tender Offer to Discuss Potential Settlement
Alternatives 3-3-3

ABOUT DTM CORPORATION

      DTM develops, manufactures and markets advanced rapid prototyping and manufacturing systems, including the Sinterstation 2500plus. A growing number of manufacturers and service bureaus worldwide use these systems to rapidly create three-dimensional prototypes, parts, molds, tooling and casting patterns.

      All Sinterstation systems utilize a process called selective laser sintering (SLS) to create 3-D objects from computer-aided design (CAD) data. The Sinterstation creates the part in a matter of hours using a CO2 laser to fuse together layers of powdered plastic, metal or ceramic powders. The results are durable 3-D parts produced in a fraction of the time it would typically take using other traditional methods.

      Among the companies currently using Sinterstations are manufacturers such as BMW, Boeing, Pitney Bowes, Rockwell International, Volvo Penta and others. In addition, numerous service bureaus throughout the world include Sinterstation systems in their offerings to companies with only an occasional need for rapidly produced functional prototypes and parts. Parts and prototypes made on Sinterstation systems also are used in non-industrial settings, such as science and medicine. For more information on DTM's systems, customers and applications, visit the company's website at www.dtm-corp.com.

Note to editors: ThermoJet, SLA, Keltool and the 3D logo are registered trademarks of 3D Systems. Sinterstation and SLS are registered trademarks, and DuraForm is a trademark, of DTM Corporation.


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3D Systems and DTM Extend Tender Offer to Discuss Potential Settlement
Alternatives 4-4-4


Certain statements in this news release may include forward-looking statements which express the expectation, prediction, belief or projection of 3D Systems or DTM. These statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance and achievement of 3D Systems or DTM to be materially different from any future results, performance or achievement expressed or implied by these forward-looking statements. Factors that may cause actual results to differ from the forward-looking statements contained in this release and that may affect each company's prospects in general include, but are not limited to: changes in general and industry-wide economic and business conditions; the availability of capital to 3D Systems on acceptable terms; the funding of amounts adequate to allow 3D Systems to acquire DTM and provide for the working capital needs of 3D Systems under the definitive loan document; actions of competitors and customers; the uncertain outcome of litigation in which the parties are or may become involved, including the ongoing litigation between DTM and EOS GmbH, the action filed by the Department of Justice to enjoin the transaction and whether the parties are able to reach a settlement in this matter and the class action lawsuit filed in connection with 3D Systems' acquisition of DTM; the impact of competitive products and pricing; the availability and acceptance of products generally; the extent to which the companies are able to develop new products and markets for their products; and such other factors as are described in the companies' filings with the Securities and Exchange Commission, including annual reports on Form 10-K for the year ended Dec. 31, 2000, quarterly reports on Form 10-Q for the quarter ended March 31, 2001, and 3D Systems' current reports on Form 8-K filed on April 6, 2001 and April 10, 2001.


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